SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

            37934A100

(CUSIP Number of Class of Securities)

Thomas S. Johnson

Chairman and Chief Executive Officer

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

(813) 960-5508

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Joseph L. Johnson III, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, NW Washington, DC 20001 (202) 346-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on April 4, 2007 (the “Initial Schedule 14D-9”), by Global Imaging Systems, Inc., a Delaware corporation (the “Company”). The Initial Schedule 14D-9 relates to the cash tender offer by RG Acquisition I Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Xerox Corporation, a New York corporation (the “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated April 4, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $29.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2007, and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of subsection (c) entitled “Regulatory Approvals”:

On April 27, 2007, Xerox issued a press release announcing that the waiting period under the HSR Act applicable to the Offer expired and, accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. A copy of the press release is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(9)	Press Release issued by Xerox on April 27, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007

GLOBAL IMAGING SYSTEMS, INC.

By:	/ s / THOMAS S. JOHNSON
Thomas S. Johnson Chairman and Chief Executive Officer